UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2010 are cordially invited to attend the Annual General Meeting of Shareholders.
1. Date and Time: Friday, March 25, 2011, at 10:00 AM (Seoul Time)
2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea
3. Agenda
a)  Agenda to be reported
Agendum 1:	Audit results and Business reports for the 2010 Fiscal Year (from January 1, 2010 to December 31, 2010)
b)  Agenda to be proposed for resolution
Agendum 1:
Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2010 Fiscal Year

2: Approval of Reappointment and Appointment of Directors

3: Approval of the Compensation Ceiling for Directors in 2011

Agendum 1: Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2010 Fiscal Year
Summary of Non-consolidated Balance Sheet and Income Statement

	As of the Years Ended December 31,			For the Years Ended December 31,
	2009	2010		2009	2010
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	100,967	105,853	Revenues	43,946	38,979
Total liabilities	18,180	18,857	Operating income	11,770	6,438
Capital stock	3,474	3,474	Income before income tax	7,070	7,779
Total shareholders’ equity	82,787	86,996	Net income	3,082	4,135

*	Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment and Appointment of Directors
- 4 persons were nominated for reappointment as the terms expire in March 2011 and 3 persons were nominated for appointment as follows:
List of Candidates for Director (Reappointment)

Name	Major experience	Notes
Yoshinori Kitamura	Gravity Co., Ltd., Executive Director and Chief Operating Officer (2008-present)
Barunson Interactive Co., Ltd., Director (2010-present)
NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
Gravity Interactive, Inc., Chief Executive Officer (2008-present)
Gravity Entertainment Corporation, Chief Executive Officer (2008-present)
GungHo Online Entertainment, Inc., Executive General Manager of International Business Division (2007-present), Director (2006-present), General Manager of Marketing Division (2003-2007)
L5 Games Inc., Director (2008)
GungHo Works, Inc., Director (2008)
GungHo Online Entertainment Korea, Director (2007-2008)
NC Japan K.K, Manager, Marketing Division (2002-2003)
ICC Corporation, Manager, Business Development (1999-2003)
	Bunkyo University, B.A. in English Language and Literature (1992)	Expiration date of current term: March 28, 2011

Kazuki Morishita	Gravity Co., Ltd., Executive Director (2008-present)
GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)
Game Arts Co., Ltd., President (2008-present), Director (2005-2008)
GungHo Works, Inc., Chairman of the Board of Directors (2007-2009)
GungHo Online Entertainment Korea, Inc., Director (2007-2008)
OnSale, Inc., General Manager, E-service Department (2001-2002)
Kickers Network, Inc., Director (2000-2001)
Dolphin Net, Inc., Director (2000)
Softcreate Co., Ltd., Chief, System Sales Department (1996-2000)
	High School affiliated with Chiba University of Commerce (1992)	Expiration date of current term: March 28, 2011

Kazuya Sakai	Gravity Co., Ltd., Executive Director (2009-present)
Gravity Entertainment Corporation, Director (2008-present)
GungHo Online Entertainment, Inc., Director (2005-present), Chief Financial Officer (2004-present)
Capri, Inc., Chief Executive Officer (2008-2009)
GungHo Works, Inc., Director (2007-2009)
GungHo Online Entertainment Korea, Inc., Chief Executive Officer (2008), Director (2007-2008)
GungHo Asset Management, Inc., Chief Executive Officer (2007-2008)
Expression Tools, Inc., Chief Executive Officer (2000-2003), Director (1996-2000), General Manager, Administration Division (1993-1996)
The Kyushu Sogo Bank, Ltd. (currently, The Shinwa Bank, Ltd.) (1987-1992)
	Kyushu Sangyo University, B. Com.(1987)	Expiration date of current term: March 31, 2011

Jong Gyu Hwang	Gravity Co., Ltd., Independent Director (2009-present)
Mungyung Monorail, Director and Chief Operating Officer (2007-present)
Member of the New York State Bar Association (2006-present)
E-Frontier, Inc., Counsel (2000-present)
Korea Monorail, Director (2006-2007)
Attorney General’s Office (Massachusetts, US) (2005)
Ministry of Justice (Korea), Deputy Director / Seoul Central District Prosecutors’ Office, Investigation Officer of Special Investigation Department (1995-2000)
The Korean Residents Union in Japan (1994-1995)
Boston University School of Law, LL.M. (2005)
Kennedy School of Government, Harvard University, M.P.A. (2004)
	Tokyo University, LL.B. (1994)	Expiration date of current term: March 26, 2011

List of Candidates for Director (Appointment)

Name	Major experience	Notes
Hyun Chul Park	Gravity Co., Ltd., Corporate Management Office, Unregistered Director (2009-present) Barunson Interactive Co., Ltd., Director (2010-present)
NeoCyon, Inc., Director (2009-present)
GungHo Online Entertainment, Inc., General Manager, International Division (2007-present)
SEGA Networks (China) Co., Ltd., General Manager, Content Producing Department (2005-2007)
SEGA Corporation, Manager, Asia Division (2004-2005)
ActozSoft Co., Ltd., Manager, Overseas Marketing Team (2002-2004)
Siementech Co., Ltd., Manager, Overseas Marketing Team (2001-2002)
Toyota Vista Tokyo Co., Ltd., Engineer Team (1998-2001)
	Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Associate in Automotive Engineering (1998)	Inside Director

Doo Hyun Ryu	Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)
The Korean Bar Association, Member of Legal Services Development Committee (2005-persent)
Hyundai Card Co., Ltd./Hyundai Capital Services, Inc., Head of Management & Legal Department (2008-2010)
Hyundai Motor Group, Member of Information Department Committee (2008-2010)
The Federation of Korean Industries, Compliance Officer of Financial Department (2008-2010)
Financial Services Commission of Korea, Member of Special Committee for Revision of Credit-Specialized Financial Business Act (2008-2010)
Interactivy, Inc., Independent Director (2007-2008)
Korea IT International Cooperation Agency, Member (2006-2008)
The Korea JoongAng Daily, Member of Readers Committee (1999-2000)
The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)
	Seoul National University, LL.B. (1985)	Outside Director

Jung Yoo	Samhasa GP, Representative Partner (2007- present)
Euidang Foundation, Member of the Board of Trustees (2007-present)
TCAD International, Inc., Advisor (2008-2010)
NHN Japan Corporation, Independent Director (2004-2006)
PCCW Japan Ltd. (changed to Jaleco Ltd.), Managing Director (2000-2007)
Pacific Cyber-Venture Co., Ltd., Partner (2000-2002)
Techno-Venture Co., Ltd., Director (2000-2002)
Credit Suisse Trust and Banking Co., Ltd. (1998-2000)
Bain & Company Japan, Inc. (1996-1998)
SK Securities Co., Ltd. (1991-1994)
INSEAD, MBA (1995)
Waseda University, M.A. in Management History (1987)
	University of Southern California, B.A. in East Asian Languages and Cultures (1984)	Outside Director
Agendum 3: Approval of the Compensation Ceiling for the Directors
- For the 2011 fiscal year, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2011	GRAVITY Co., Ltd.
	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer